UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

(AMENDMENT NO. 1)*

Envision Solar International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

294 13Q 102

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 6 Pages

CUSIP No. 294 13Q 102	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gemini Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,178,624
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,178,624
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,178,624
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 294 13Q 102	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gemini Strategies LLC, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,178,624
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,178,624
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,178,624
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 294 13Q 102	13G	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Winters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,178,624
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,178,624
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,178,624
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 294 13Q 102	13G	Page 5 of 6 Pages

This statement is filed pursuant to Rule 13d-2(b) with respect to the common stock (“Common Stock”) of Envision Solar International, Inc. beneficially owned by the Reporting Persons specified herein as of February 13, 2015 and amends and supplements the Schedule 13G dated as of and filed on April 4, 2014 (“Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 10,178,624* shares of Common Stock as of February 13, 2015

(b)	Percent of Class: 9.9%*

The Reporting Persons’ beneficial ownership of 10,178,624* shares of Common Stock constitutes 9.9%* of all the outstanding shares of Common Stock, based upon 97,864,091 shares of Common Stock outstanding as of December 8, 2014, as reported by the Issuer in its most recent Preliminary Proxy Statement.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 10,178,624*

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 10,178,624*

*Subject to the Ownership Limitation (defined below), the Reporting Persons may be deemed to beneficially own a total of 16,164,949 shares of Common Stock, consisting of (i) 5,228,335 shares of Common Stock (“Shares”) held by Gemini, (ii) 5,708,836 shares of Common Stock issuable upon conversion of a Third Amended and Restated Secured Bridge Note (“Note”) issued to Gemini in the principal amount of $856,325.45 (assuming no interest accrual and a conversion price of $0.15), (iii) 1,500,000 shares of Common Stock issuable upon exercise of a Warrant issued to Gemini in connection with an extension of the Note, and (iv) 3,727,778 shares of Common Stock issuable upon exercise of a Warrant issued to Gemini in connection with a conversion of the Note (collectively, the “Warrants”).

In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Note is convertible is limited, pursuant to the terms of such instrument, to that number of shares of Common Stock which would result in the Reporting Persons having beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause any Reporting Person's beneficial ownership to exceed the Ownership Limitation. Therefore, in accordance with the Ownership Limitation, based upon 97,864,091 shares of Common Stock outstanding, each of the Reporting Persons beneficially owns 10,178,624 shares of Common Stock and disclaims beneficial ownership of 5,986,326 shares of Common Stock.

In addition, as permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Gemini Strategies LLC, Inc., in its capacity as investment manager for Gemini, is the beneficial owner of the Shares, the Note or Warrants, or that Steven Winters, in his capacity as president or principal of Gemini Strategies LLC, Inc., is the beneficial owner of the Shares, the Note or Warrants. Each of Gemini Strategies LLC, Inc. and Steven Winters expressly disclaims any equitable or beneficial ownership of the Shares, the Note and Warrants.

Item 10.	Certification:

By signing below the undersigned certify that, to the best of its/his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 294 13Q 102	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of its/his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 13, 2015

GEMINI MASTER FUND, LTD.
By:	GEMINI STRATEGIES LLC, INC., as investment manager

	By:	/s/ Steven Winters
	Name:	Steven Winters
	Title:	President

GEMINI STRATEGIES LLC, INC.

By:	/s/ Steven Winters
Name:	Steven Winters
Title:	President

/s/ Steven Winters
Steven Winters

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (see 18 U.S.C. 1001).